UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

United Airlines Holdings, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

910047109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910047109	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS PAR Investment Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,096,389
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,096,389
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,096,389
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 910047109	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS PAR Group II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,096,389
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,096,389
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,096,389
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 910047109	SCHEDULE 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS PAR Capital Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,096,389
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,096,389
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,096,389
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 910047109	SCHEDULE 13G	Page 5 of 8 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

United Airlines Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

233 South Wacker Drive Chicago, Illinois 60606

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) PAR Investment Partners, L.P. (“PAR Investment Partners”);

(ii) PAR Group II, L.P. (“PAR Group”), which is the sole general partner of PAR Investment Partners; and

(iii) PAR Capital Management, Inc. (“PAR Capital Management,” and collectively with PAR Investment Partners and PAR Group, the “Reporting Persons”), which is the sole general partner of PAR Group.

The address of the principal business office of each of the Reporting Persons is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

Each of PAR Investment Partners and PAR Group is a Delaware limited partnership. PAR Capital Management is a Delaware corporation.

	(d)	Title of Class of Securities:

Common stock, $0.01 par value per share, (the “Common Stock”).

	(e)	CUSIP Number: 910047109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

CUSIP No. 910047109	SCHEDULE 13G	Page 6 of 8 Pages

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	PAR Investment Partners directly owns 14,096,389 shares of Common Stock (the “Shares”), which represents approximately 5.6% of the outstanding shares of Common Stock.

		(ii)	PAR Group is the general partner of PAR Investment Partners and may be deemed to beneficially own the Shares.

		(iii)	PAR Capital Management is the general partner of PAR Group and may be deemed to beneficially own the Shares.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
PAR Investment Partners	14,096,389	0	14,096,389	0
PAR Group	14,096,389	0	14,096,389	0
PAR Capital Management	14,096,389	0	14,096,389	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 253,043,650 shares of common stock issued and outstanding as of October 11, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 16, 2019.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The sole general partner of PAR Investment Partners is PAR Group. The sole general partner of PAR Group is PAR Capital Management. Each of PAR Group and PAR Capital Management may be deemed to be the beneficial owner of all shares held directly by PAR Investment Partners.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

CUSIP No. 910047109	SCHEDULE 13G	Page 7 of 8 Pages

Item 10.	Certification. Not applicable.

CUSIP No. 910047109	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group II, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name:	Steven M. Smith
Title:	Chief Operating Officer and General Counsel

PAR GROUP II, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name:	Steven M. Smith
Title:	Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name:	Steven M. Smith
Title:	Chief Operating Officer and General Counsel